787 Seventh Avenue
New York, NY 10019

Tel: 212 728 8000 Fax: 202 728 8111

April 9, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,391

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,391 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust (the “Fund”):

iShares Currency Hedged MSCI ACWI ex U.S. ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of the MSCI ACWI ex USA 100% Hedged to USD Index (the “Underlying Index”), an equity benchmark for developed and emerging markets equity market performance, excluding the U.S., with the currency risk of the securities included in the Underlying Index hedged against the U.S. dollar on a monthly basis. As of February 27, 2015, the Underlying Index consisted of securities from the following countries or regions: Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, the Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Peru, the Philippines, Poland, Portugal, Qatar, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates, and the United Kingdom. The Underlying Index may include large-, mid- or small-capitalization companies, and the components primarily include consumer discretionary, financials and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

As of its inception date, the Fund intends to seek to achieve its investment objective by investing a substantial portion of its assets in one Underlying Fund, the iShares MSCI ACWI ex U.S. ETF.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,252 filed pursuant to Rule 485(b) on November 24, 2014, relating to the iShares Currency Hedged MSCI EAFE ETF. The Amendment updates the disclosure regarding “Derivatives” in the “Investment Strategies and Risks” section of the Fund’s Statement of Additional Information.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust, which has been reviewed by the Staff. In particular, the format and non-index specific disclosure is based on Post-Effective Amendment No. 1,258, filed with the SEC pursuant to Rule 485(b) on December 5, 2014. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information — Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is customary for a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).